EX-99.d.2

Delaware Management Company
100 Independence, 610 Market Street
Philadelphia, PA 19106-2354

 December 19, 2024

 Delaware Group State Tax-Free Income Trust
Delaware Group Tax-Free Fund
Voyageur Insured Funds
Voyageur Mutual Funds
Voyageur Mutual Funds II
Voyageur Tax Free Funds
100 Independence, 610 Market Street
Philadelphia, PA 19106-2354

Re:	Expense Limitations

To Whom it May Concern:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, Delaware Management Company, a series of Macquarie Investment Management Business Trust (the “Manager”), agrees that in order to improve the performance of the municipal bond funds listed in the table below (collectively, the “Funds”), the Manager shall waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, inverse floater program expenses, short sale dividend and interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations (collectively, the “Excluded Expenses”)) in an aggregate amount equal to the amount by which the Funds’ respective total annual fund operating expenses (excluding any Excluded Expenses) exceed the amounts indicated below for the period from December 30, 2024 through December 29, 2025, except as noted below. For purposes of this Agreement, Excluded Expenses may also include such additional costs and expenses as may be agreed upon from time to time by the Funds’ Boards of Trustees and the Manager. Inverse floater program expenses include, but are not limited to, interest expense, remarketing fees, liquidity fees, and trustees’ fees from a Fund’s participation in inverse floater programs where it has transferred its own bonds to a trust that issues the inverse floaters.

Registrant/Fund	Expense Cap
Delaware Group State Tax-Free Income Trust
Macquarie Tax-Free Pennsylvania Fund	0.58%
Delaware Group Tax-Free Fund
Macquarie Tax-Free USA Intermediate Fund	0.50%
Macquarie Tax-Free USA Fund	0.55%
Voyageur Insured Funds
Macquarie Tax-Free Arizona Fund	0.59%
Voyageur Mutual Funds
Macquarie Minnesota High-Yield Municipal Bond Fund	0.59%
Macquarie National High-Yield Municipal Bond Fund	0.60%
Macquarie Tax-Free California Fund	0.55%

Delaware Management Company
December 19, 2024

Registrant/Fund	Expense Cap
Macquarie Tax-Free Idaho Fund	0.61%
Macquarie Tax-Free New York Fund	0.55%
Voyageur Mutual Funds II
Macquarie Tax-Free Colorado Fund	0.57%
Voyageur Tax Free Funds
Macquarie Tax-Free Minnesota Fund[1]	0.56%

The Manager acknowledges that it (1) shall not be entitled to collect on, or make a claim for, waived fees at any time in the future, and (2) shall not be entitled to collect on, or make a claim for, reimbursed Fund expenses at any time in the future.

 Delaware Management Company, a series of
Macquarie Investment Management Business Trust

By:	/s/ Richard Salus
Name: Richard Salus
Title: Senior Vice President

1 The period for Macquarie Tax-Free Minnesota Fund is from June 7, 2024 through December 29, 2025.